Exhibit 17
NEWS RELEASE
                         MACKENZIE
                         PARTNERS, INC.
                         156 Fifth Avenue
                         New York, NY  10010
                         212 929-5500
                         FAX:  212 929-0308

   FOR IMMEDIATE RELEASE

   Contact:   Stan Kay
              MacKenzie Partners, Inc.
              212-929-5940

     DICKSTEIN PARTNERS WILLING TO RAISE OFFER FOR HILLS STORES

     NEW YORK, NEW YORK (June 5, 1995) -- Dickstein Partners Inc. today announced that it has mailed to Hills shareholders proxies to elect its slate of nominees to the Hills Board and that in response to Hills rejection of its merger proposal, its President, Mark Dickstein, has sent a letter to Hills Chief Executive Officer, Michael Bozic, which underscores Dickstein Partners' willingness to raise its offer to acquire Hills. The contents of the letter are as follows:

     Dear Mike:

     We were disappointed, but not surprised, by your Board's rejection of our most recent merger proposal and by your Board's refusal to commence an auction process to see if this bid can be improved upon.

     In your letter to the Hills shareholders you imply that if an auction of Hills is to occur, better for the auctioneers not to also be bidders. Firstly, if the existing Board were to conduct the auction, we would agree to defer our attempt to replace the Board so long as our rights were not impaired. Secondly, if our nominees are elected, then the sale of Hills would be conducted by an independent special committee of the Board comprised of our nominees, Chaim Edelstein and John Burden, plus hopefully yourself and Jack Reen, who we have previously said we would intend to appoint to the new Hills Board.


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     I would also like to state that if our nominees are
elected to the Hills Board, I pledge that Dickstein Partners will use its best efforts to ensure the following: One, the new Chairman of Hills would be compensated at substantially less than the $250,000 per year that your existing Chairman is paid. Two, if a board member is a consultant he would receive substantially less than the $750,000 your one board member-consultant received last year. Three, any board member-consultants would not be eligible for a $2 million golden parachute payment of the type that your existing Board has agreed to make.

     I would also like to point out that we believe that your Chairman has a conflict of interest regarding the sale of Hills. It is our understanding that entities which he controls own approximately 340,000 rights to purchase Hills stock for $.01 per share which would be rendered worthless if another entity were to acquire Hills. As a result, I wonder whether he can truly act in a disinterested fashion in this matter.

     On the topic of "golden parachutes" not all the news is bad. As you are probably aware, in the event of a change of control that the existing Hills Board does not approve, then in fact there will be approximately $20 million of payments that must be made to members of the management and one board member even if the beneficiaries continue to be employed by Hills. However, if the existing Board approves of the change in control, then the severance payments are only made if the respective individual is no longer employed by Hills in a similar capacity. Obviously, in such a circumstance a prospective buyer for Hills can, all other things being equal, afford to pay a higher price for Hills. And, due to the fact that our stated preference is to continue to employ all of Hills' existing management, if the existing Hills Board does not automatically trigger the $20 million golden parachute upon a change in control then we believe it probable that we can raise our existing offer.

     I also think that if the Hills Board does not approve of this change in control it would be ignoring its fiduciary obligations to shareholders by effectively transferring $20 million from shareholders to management just when a sale of the company is about to occur.

     Your message to Hills shareholders can be summarized as follows:

     1) This is the wrong time to sell the Company because the stock price is too low. When is the right time, when the stock price is high? I don't get it.


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     2)   If the Dickstein nominees are elected there is no
          guarantee the Company will be sold. Firstly, we pledge to use our best efforts to sell the Company. Secondly, we have no problem with the existing Board acting as auctioneer so long as the process is fair. Thirdly, we believe we can consummate our merger proposal by September if we can expeditiously enter into a merger agreement with Hills.

     By voting their proxies the Hills shareholders will determine the outcome of this situation. As the votes are counted over the next three weeks, we continue to be willing to delay our proxy contest if the existing Board postpones the upcoming annual meeting so as to allow for the sale of the Company to the highest bidder.

     Sincerely,


     Mark Dickstein

     Mark Dickstein commented, "The Hills shareholders now need to make the choice whether they prefer a low stock price combined with a risky, growth strategy or do they prefer the sale of the Company for at least as much consideration as our merger proposal.

     Numerous interested parties, both financial and strategic, have expressed interest in working with us to acquire Hills. We expect to soon sign letters of intent with several financial institutions regarding the investment of equity capital in our proposed acquisition of Hills."
















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